DIGITAL TURBINE, INC.

(formerly, Mandalay Digital Group, Inc.)

2811 Cahuenga Boulevard West

Los Angeles, California 90068

January 27, 2015

VIA EDGAR

Matthew Crispino

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Mandalay Digital Group, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed January 16, 2015

File No. 333-200695

Form 10-K for the Fiscal Year Ended March 31, 2014

Filed June 30, 2014

Amendment No. 2 to Form 10-K for the Fiscal Year ended March 31, 2014

Filed January 8, 2015

Form 10-Q for the Quarterly Period Ended September 30, 2014

Filed November 14, 2014

File No. 001-35958

Dear Mr. Crispino:

Digital Turbine, Inc. (formerly, Mandalay Digital Group, Inc.), a Delaware corporation (the “Company”), is hereby providing responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated January 22, 2015 (the “Comment Letter”) concerning the Company’s Amendment No. 1 to Registration Statement on Form S-4 filed with the Commission on January 16, 2015 (the “Registration Statement”). For convenience of reference, the Staff’s comments contained in the Comment Letter are reprinted below in italics, and are followed by the corresponding response of the Company.

Amendment No. 1 to Registration Statement on Form S-4

Exhibit 8.2

STAFF COMMENT:

1. Please have counsel revise the opinion to remove text that states or implies that the opinion cannot be relied upon by investors. We refer to the statements that the opinion “is rendered only to you” and “may not be relied upon by…any other person, firm, corporation or entity without our prior written consent.” Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

COMPANY RESPONSE:

The referenced language in the opinion filed as exhibit 8.2 to the Registration Statement will be removed and replaced with the following: “This opinion is rendered only to you, and is solely for your use in connection with the Parent’s filing of the Registration Statement upon the understanding that we are not hereby assuming professional responsibility to any other person whatsoever. This opinion may not be relied upon by you for any other purpose, or furnished to, quoted to, or relied upon by any other person, firm or corporation for any purpose, without our prior written consent, except that this opinion may be furnished or quoted to your legal counsel and to judicial regulatory authorities having jurisdiction over you, and provided, however, that this opinion may be relied upon by persons entitled to rely on it pursuant to applicable provisions of federal securities law.”

Form 10-K for the Fiscal Year Ended March 31, 2014

General

STAFF COMMENT:

2. You disclose on pages 43 and F-15 that three customers accounted for 45.8%, 22.2% and 10.5% of your gross revenues, respectively, in fiscal 2014; and one of these customers accounted for 51.9% of your gross revenues in fiscal 2013. Please identify these customers for us.

COMPANY RESPONSE:

The three customers that accounted for 45.8%, 22.2% and 10.5% of the Company’s gross revenues in fiscal 2014 were Telstra Corporation Limited, an Australian company, Vodafone Hutchison Australia Pty Limited, and Cellcom Israel Ltd., respectively.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended March 31, 2014

Item 15. Exhibits and Financial Statements Schedules, page 53

STAFF COMMENT

3. Regarding your response to prior comment 5, we are unable to agree that the company is not substantially dependent on agreements that account for 58.5% and 14.9% of your revenues as of September 30, 2014, notwithstanding their terms. In this regard, you should note that even where an agreement is made in the ordinary course of business, it must be filed where there is substantial dependence. Please file a copy of your agreements with these customers.

COMPANY RESPONSE:

The agreements that accounted for 58.5% and 14.9% of our revenue as of September 30, 2014 will be filed as exhibits in Amendment No. 2 to the Registration Statement and also will be incorporated by reference in the Company’s 10-Q for the period ended December 31, 2014.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Item 1. Consolidated Financial Statements

Note 4. Summary of Significant Accounting Policies

Revenue Recognition, page 8

STAFF COMMENT:

4. Your response to our prior comment 9 states that the company has not changed the method in which you recognize revenues from carrier arrangements (i.e., net), and that the disclosure on page 8 of the factors considered for gross reporting relate to your accounting for content provider fees and advertising arrangements in which the company was determined to be the principal. This contrasts with the disclosure on page 8 of the filing that states the company “has evaluated its carrier agreements and has determined that it is the principal when selling its products, images or games through carriers.” Please revise future filings to clarify your revenue recognition policy related to carrier agreements for content (i.e. on a net basis) and include separate disclosure to clarify your revenue recognition policy related to your advertising arrangements (i.e. on a gross basis). Ensure that your disclosure complies with your response and is similar or further explain why such a revision is not necessary.

COMPANY RESPONSE:

The Company confirms that it will include in future filings, and ensure that the disclosure complies with the response previously provided in its letter to the Staff dated January 7, 2015, clarification of our revenue recognition policy related to carrier agreements for content (i.e. on a net basis) and include separate disclosure to clarify its revenue recognition policy related to advertising arrangements (i.e. on a gross basis). Attached is the proposed disclosure to be included in the Company’s Form 10-Q for the period ended December 31, 2014.

STAFF COMMENT:

5. Your response to our prior comment 9 states that you recognize advertising revenues on a gross basis. Please further clarify the terms of these advertising arrangements and provide us with an analysis that supports your presentation of these revenues on a gross basis, taking into consideration all of the factors outlined in ASC 605-45-45. As part of your response, please address the following:

•	Whether the contractual arrangement is between the company and the advertisers including whether the advertisers can seek remedies from you or the application developers or carriers;

•	Your performance obligations to the advertisers and the activities you perform in providing the service, including whether there are any minimum guarantee commitments to fulfill;

•	Whether you have discretion in terms of the selection of the applications in which you place ads; and

•	Explain the contractual relationships between you, the advertiser, and the third party application developer or carrier including how pricing is determined and the specific activities performed by each party in providing the advertising service.

COMPANY RESPONSE:

Our advertising revenues are generated via direct Cost-Per-Install (CPI) arrangements with application developers, or indirect CPI arrangements through advertising aggregators (ad networks). Under these CPI arrangements, we are paid when an application is installed on the end user’s phone. Applications may include, for example, travel or utility apps from brands (e.g., Uber) and games (e.g., Candy Crush) where the application developer (or brand) can expect a future revenue stream from the installed app. We do not currently participate in that future revenue stream.

We have contracts with major wireless carriers, which provide for our DT Ignite software to be pre-installed (embedded in the software stack via the OEM at the direction of the wireless carrier) on phones and tablets in exchange for a revenue sharing arrangement with the carrier. When the device is first activated, the Ignite software delivers applications specific to end user attributes to the home screen of the mobile device based upon location, demographics and other information about the end user made available by the carrier and enabled by the Ignite platform.

We are paid by the application developers. Our agreements with the application developers are in the form of insertion orders, which specify the agreed price per install as well as the targeted number of application installs. An install may be either a preload or an ‘open’ / ‘consumer engagement’; in some cases, we may be paid upon preload with additional payment when the user opens the app.

We have evaluated the indicators listed in ASC 605-45-45, noting the following key indicators:

•	We have the contractual relationship with the application developers or advertising aggregators (collectively, the advertisers), and we have the performance obligation to these parties. Our obligation is limited to installation of apps on end user devices. However, our ability to optimize targeting of advertising (applications) to end users will impact end user activity on a post-install basis, which in turn will determine the willingness of an advertiser to run additional campaigns with the Company.

•	Through our client-side software (i.e., the software that is preinstalled on the device) and our server-side software, we provide application installation and management as well as detailed reporting to advertisers and carriers. We are responsible for billing the advertisers, and for reporting revenues and revenue share to the carriers.

•	As part of the application management process, we use our data, and post-install event data provided back to us by the advertisers, to match applications to end users. We currently target end users based on carrier, geography, demographics (including by handset type), among other attributes, by leveraging carrier data. We have discretion as to which applications are delivered to each end user.

•	Pricing is established in our agreements with advertisers. We negotiate pricing with the advertisers, based on prevailing rates typical in the industry.

•	We are responsible for billing and collecting the gross amount from the advertiser. Our carrier agreements do not include any specific provisions that allow us to mitigate our credit risk by reducing the revenue share payable to the carrier. The carrier does not have credit risk.

•	Our arrangements with the advertisers and carriers do not result in inventory risk to any of the parties.

•	The Company’s contracts with carriers generally provide for a revenue split based on stated percentages of the amounts billed to advertisers. Because each of the carrier and the Company earns a stated percentage of the amount billed to a customer, this factor is not considered to be meaningful indicator as to which party is the principal and which the agent.

Based on the foregoing indicators, we have concluded that we are the primary obligor in the arrangement, with responsibility for fulfillment (ASC 605-45-45-4) including performing part of the service (45-9), selecting suppliers (45-10), and determining the service specifications (45-11). We also have latitude in setting price (45-8) and credit risk (45-13). No party has inventory risk (45-7 and -12). Accordingly, we recognize revenue gross, based on the amounts billed to advertisers, and present the revenue share payable to carriers as cost of revenues.

STAFF COMMENT:

6. Please also clarify whether advertising revenue earned is also recognized on a net basis. In this regard, we note on page 32 that when an advertising deal is sourced through a carrier, revenue appears to be recognized on a net basis.

COMPANY RESPONSE:

Our carrier agreements relating to advertising may permit the carrier to contract directly with application developers or ad networks. In these situations, the carrier would be responsible for billing the advertiser. We would be involved with the fulfillment, using our software and servers, and we would be compensated through a revenue share from the carrier.

For such carrier-sold advertising, we do not have discretion in selecting suppliers, nor do we have latitude in setting prices. We do not have credit risk as to the total amount billed to the advertiser. Accordingly, for such carrier-sold advertising, we have concluded that we are not the principal and, accordingly, would recognize as revenue only the net amount we receive from the carrier.

If you have any questions or comments regarding the foregoing or have additional questions or comments, please contact the undersigned at 646-584-4021, or Ben Orlanski or Katherine Blair of Manatt, Phelps & Phillips, LLP at 310-312-4000.

Sincerely,

Digital Turbine, Inc.

By:	/s/ Andrew Schleimer
Andrew Schleimer
Chief Financial Officer

cc:	William Stone, CEO

Ben D. Orlanski, Manatt, Phelps & Phillips, LLP

Katherine J. Blair, Manatt, Phelps & Phillips, LLP

Form 10-Q December 31, 2014

Revenue Recognition

Advertising

Advertising revenues are generated via direct Cost-Per-Install (CPI) arrangements with application developers, or indirect CPI arrangements through advertising aggregators (ad networks). Transactions are processed by the Company’s software services: mobile application management through DT Ignite, and user experience and discovery through DT IQ.

The Company recognizes as revenue the amount billed to the application developer or advertising aggregator. Revenue share payments to the carrier are recorded as a cost of revenues. The Company has evaluated its agreements with the developers and aggregators and the carriers in accordance with the guidance at FASB ASC 605-45 Revenue Recognition – Principal Agent Considerations and has concluded that it is the principal under these agreements. Key indicators that it evaluated to reach this determination include:

•	The Company has the contractual relationship with the application developers or advertising aggregators (collectively, the advertisers), and we have the performance obligation to these parties;

•	Through our DT Ignite and DT IQ software, we provide application installation and management as well as detailed reporting to advertisers and carriers. We are responsible for billing the advertisers, and for reporting revenues and revenue share to the carriers;

•	As part of the application management process, we use our data, and post-install event data provided back to us by the advertisers, to match applications to end users. We currently target end users based on carrier, geography, demographics (including by handset type), among other attributes, by leveraging carrier data. We have discretion as to which applications are delivered to each end user;

•	Pricing is established in our agreements with advertisers. We negotiate pricing with the advertisers, based on prevailing rates typical in the industry; and

•	The Company is responsible for billing and collecting the gross amount from the advertiser. Our carrier agreements do not include any specific provisions that allow us to mitigate our credit risk by reducing the revenue share payable to the carrier.

In certain instances the carrier may enter directly into a CPI arrangement with a developer, where the installation will be made using the Company’s Ignite and IQ software services. In these instances, the Company receives a share of the carrier’s revenue, which is recognized on a net basis.

In addition to revenues from application developers and advertising aggregators, the Company may receive fees from the carriers relating to the initial set-up of the arrangements with the carriers. Set-up activities typically include customization, testing and implementation of the Ignite software for specific handsets. When the Company determines that the set-up fees do not have standalone value, such fees are deferred and recognized over the estimated life of the related handsets.

The Company has determined that certain set-up activities are within the scope of FASB ASC 985-605 Software Revenue Recognition and, accordingly, the Company applies the provisions of ASC 985-605 to the software components. As a result, the Company typically defers recognition of the set-up fee until all elements of the arrangement have been delivered. In those instances where the set-up fee covers ongoing support and maintenance, the fee is deferred and amortized over the term of the carrier agreement.

Content and Billing

The Company’s Content and Billing revenues are derived primarily from transactions with the carriers’ customers (end users). The carriers bill the end users upon the sale of content, including music, images or games, and the Company shares the end user revenues with the carrier. The end user transactions are processed by the Company’s software services: white labeled mobile storefront and content management solutions through DT Content, and mobile payments with direct operator billing through DT Pay.

The Company utilizes its reporting system to capture and recognize revenue due from carriers, based on monthly transactional reporting and other fees earned upon delivery of content to the end user. Determination of the appropriate amount of revenue recognized is based on the Company’s reporting system, but it is possible that actual results may differ from the Company’s estimates once the reports are reconciled with the carrier. When the Company receives the final carrier reports, to the extent not received within a reasonable time frame following the end of each month, the Company records any differences between estimated revenues and actual revenues in the reporting period when the Company determines the actual amounts. The Company has not experienced material adjustments to its estimates when the final amounts were reported by carriers. If the Company deems a carrier not to be creditworthy, the Company defers all revenues from the arrangement until the Company receives payment and all other revenue recognition criteria have been met.

The Company recognizes as revenues the amount billed to the carrier upon the sale of content, which is net of sales taxes, the carrier’s fees and other deductions. The Company has evaluated its agreements with carriers in accordance with the guidance at FASB ASC 605-45 Revenue Recognition – Principal Agent Considerations and has concluded that it is not the principal under these agreements. Key indicators that it evaluated to reach this determination include:

•	End users directly contract with the carriers, which have most of the service interaction and are generally viewed as the primary obligor by the subscribers;

•	Carriers generally have significant control over the types of content that they offer to their subscribers; the Company has the content provider relationships and has discretion, within the parameters set by the carriers, regarding the actual offerings;

•	Carriers are directly responsible for billing and collecting fees from their subscribers, including the resolution of billing disputes;

•	Carriers generally pay the Company a fixed percentage of their revenues or a fixed fee for each content sale;

•	Carriers generally must approve the price of the Company’s content in advance of their sale to subscribers, and the Company’s more significant carriers generally have the ability to set the ultimate price charged to their subscribers; and

•	The Company has limited risks, including no inventory risk and limited credit risk.

The Company has also evaluated its agreements with content providers, and has concluded that it is the principal under these agreements. Accordingly, payments to content providers are reported as cost of revenues.